GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the three-month period ended November 30, 2009 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

	NOVEMBER 30	AUGUST 31
	2009	2009
	(Unaudited)

ASSETS

Current
Cash	$199,148	$169,781
Short-term investments (Note 4)	230,000	405,000
Accounts receivable (Note 5)	62,547	164,327
Prepaid expenses	6,245	13,149
	497,940	752,257

Exploration Advances	10,961	23,461
Mineral Property Acquisition Costs (Note 6)	334,773	334,773
Mineral Property Exploration Costs (Note 6)	7,123,904	7,007,530
Property and Equipment (Note 7)	99,013	104,200

	$8,066,591	$8,222,221

LIABILITIES

Current
Accounts payable and accrued liabilities	$70,661	$39,879

Employment Benefit Obligations	26,000	26,000
	96,661	65,879

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	19,133,783	19,133,783

Contributed Surplus (Note 8)	1,569,184	1,569,184

Deficit	(12,733,037)	(12,546,625)
	7,969,930	8,156,342

	$8,066,591	$8,222,221

Approved on behalf of the Board of Directors:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

THREE MONTHS PERIOD ENDED
NOVEMBER 30
	2009	2008

Expenses

Amortization	$ 5,411	$ 6,307
Automobile	759	641
Foreign exchange (gain)/loss	6,650	(3,853)
Management fees	30,000	30,000
Consulting fees	36,321	15,000
Office and general	17,755	20,117
Professional fees	16,570	35,000
Investor relations	4,930	14,000
Rent and utilities	13,380	15,627
Transfer agent and filing fees	1,726	812
Travel	8,361	18,328
Wages and benefits	47,547	59,258
Loss before The Following	189,410	211,237

Gain from sale of fixed assets	-	(2,302)
Interest Income	(2,998)	(26,429)

Net Loss for the Period	186,412	182,506

Deficit, Beginning of Period	12,546,625	10,350,442

Deficit, End of Period	$12,733,037	$10,532,948

Loss per Share – Basic And Diluted	$ (0.003)	$ (0.003)

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	60,934,037	60,934,037

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

THREE MONTHS PERIOD ENDED
	NOVEMBER 30
	2009	2008

Cash Provided By (Used For)

Operating Activities
Net loss for the period	$ (186,412)	$ (182,506)
Items not affecting cash:
Amortization	5,411	6,307
Gain on sale of property and equipment	-	(2,302)
Change in non-cash working capital items:
Accounts receivable	101,780	61,653
Accounts payable and accrued liabilities	30,782	(224,599)
Prepaid expenses	6,904	15,361
	(41,535)	(326,086)

Investing Activities
Exploration Advances	12,500	-
Expenditures on mineral properties	(116,374)	(752,132)
Proceeds from redemption of short term investments	175,000	1,199,366
Proceeds from disposal of fixed assets	-	5,276
Purchase of property and equipment	(224)	(20,992)
	$ 70,902	$ 431,518

Increase in Cash	29,367	105,432

Cash And Cash Equivalents, Beginning Of Period	169,781	119,831

Cash And Cash Equivalents, End Of period	$ 199,148	$ 225,263

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

1.

GOING CONCERN AND NATURE OF OPERATIONS

Golden Goliath Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia on June 12, 1996.  The Company is a public company listed on the Toronto Stock Venture Exchange (the “TSX.V”), trading under the “GNG” symbol.

The Company’s principal business activity is the exploration of mineral properties in Mexico.  The Company has not yet determined whether these properties contain reserves that are economically recoverable.

These interim consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company had a loss of $186,412 for the three months ended November 30, 2009, and the Company had a working capital, defined as current assets less current liabilities, as at November 30, 2009, of $401,279, with an accumulated deficit of $12,733,037.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern. Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future. The interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing. Such adjustments could be material.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by The Canadian Institute of Chartered Accountants (“CICA”).

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.  Significant inter-company balances and transactions have been eliminated on consolidation.

b)

Basis of presentation

The accompanying consolidated financial statements for the interim periods ended November 30, 2009 and 2008, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2009. The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended August 31, 2009, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing September 1, 2009:

3.

NEWLY ADOPTED ACCOUNTING POLICIES

i)

Section 1535, Capital Disclosures, requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital. Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

3.

NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

ii)  Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. Section 3862 revises and enhances the disclosure requirements for financial instruments and Section 3863 carries forward unchanged the presentation requirements.

Section 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate:

•

  the significance of financial instruments for the Company’s financial position and performance;

•

  the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and

•

   how the Company manages those risks.

iii)    On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective June 1, 2007, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

iv)

The CICA approved amendments to CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

3.

NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

v)

Effective September 1, 2008, the Company implemented CICA handbook section 3064, “Goodwill and intangible assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The adoption of this new standard did not have a material impact on the Company’s financial statements.

4.

SHORT-TERM INVESTMENTS

As at November 30, 2009, short–term investments in the amount of $ 230,000 (August 31, 2009 - $405,000) were comprised of Canadian investments in guaranteed investment certificates maturing on May 21, 2010 and effective interest rates of 0.7% (August 31, 2009 – 0.7%).

5.

ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	November 30	August 31
	2009	2009

Sales taxes recoverable	$ 15,081	$ 75,084
Interest receivable	447	792
Other receivable	47,019	88,451
	$ 62,547	$ 164,327

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

         State of Chihuahua, Mexico

				LOS HILOS
				LAS BOLAS
				EL MANTO
	SAN	OTEROS	BUFALO	DON LAZARO	NOPALERA		TOTAL	TOTAL
	TIMOTEO	LA	LA HERMOSA	AMPLIACION	FLOR DEL		NOVEMBER 30	NOVEMBER 30
Three months ended November 30, 2008	ORO LEON	ESPERANZA	LA BARRANCA	LA VERDE	TRIGO	OTHERS	2009	2008

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	-	-	-	15,686	-	-	15,686	109,354
Drilling	-	-	-	-	-	-	-	499,284
Geology and mapping	-	-	-	48,315	-	-	48,315	24,577
Property taxes and passage rights	-	-	-	-	-	-	-	6,786
Salaries	-	-	-	-	-	-	-	12
Travel	-	-	49	4,130	-	3,058	7,237	7,322
Road construction and site preparation	-	-	-	-	-	-	-	27,872
Facilities and other		-	2,103	9,332	-	33,701	45,136	76,924
Current costs	0	0	2,152	77,463	0	36,759	116,374	752,131
Balance, beginning of period	3,544,085	13,889	45,285	3,099,105	356,063	283,876	7,342,303	7,784,382
Balance, end of period	$3,544,085	$13,889	$47.437	$3,176,568	$356,063	$320,635	$7,458,677	$8,536,513

Costs summary
Acquisition	$69,257	$-	$-	$187,123	$3,393	$75,000	$334,773	$334,773
Exploration	$3,474,828	$13,889	$47,437	$2,989,445	$352,670	$245,635	$7,123,904	$8,201,740

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

6.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

OTHERS

								OTHERS
								TOTAL
	NUEVA	LA						NOVEMBER 30
Three months ended November 30, 2008	UNION	REFORMA	CORONA	BECK	EL CHAMIZAL	EL CANARIO	LA CRUZ	2009

Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-

Exploration costs
Assaying	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-
Geology and mapping	-	-	-	-	-	-	-	-
Property taxes and passage rights	-	-	-				-	-
Salaries	-	-	-	-	-	-	-	-
Travel	1,471	-	-	570	-	-	1,017	3,058
Road construction and site preparation	-	-	-	-	-	-	-	-
Facilities and other	3,766	523	-	4,978	-	9,325	15,109	33,701
Current costs	5,237	523	0	5,548	0	9,325	16,126	36,759
Balance, beginning of year	143,489	75,000	35,473	3,007	15,445	8,650	2,812	283,876
Balance, end of year	$148,726	$75,523	$35,473	$8,555	$15,445	$17,975	$18,938	$320,635

Costs summary
Acquisition	$-	$75,000	$-	$-	$-	$-	$-	$75,000
Exploration	$148,726	$523	$35,473	$8,555	$15,445	$17,975	$18,938	$245,635

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

6.   MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

State of Chihuahua, Mexico

						BUFALO	LOS HILOS
						LA	LAS BOLAS	NOPALERA
						HERMOSA	EL MANTO	FLOR DEL
	SAN				OTEROS	LA BARRANCA	DON LAZARO	TRIGO	TOTAL	TOTAL
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	EL CANARIO	AUGUST 31	AUGUST 31
	ORO LEON	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	LA CRUZ	2009	2008

Acquisition costs	$-	$-	$-	$-	$-	$-	$	$	$	$-

Exploration costs
Assaying	58,255	-	-	-	-	-	94,154	-	152,409	382,773
Drilling	-	-	-	-	-	-	434,750	-	434,750	2,750,769
Geology and mapping	12,534	350	-	-	-	-	79,580	-	92,464	267,914
Property taxes and passage rights	2,288	591	10,233	-	2,214	16,068	4,340	12,091	47,825	58,938
Salaries	-	11	-	-	-	-	238	-	249	78,808
Travel	6,629	8,078	-	-	-	509	16,257	8	31,481	11,688
Road construction and site preparation	6,041	-	5,832	-	-	-	29,355	-	41,228	198,084
Facilities and other	17,246	22,566	-	-	-	10,823	140,052	2,488	193,175	272,384
Current costs	102,993	31,596	16,065	-	2,214	27,400	798,726	14,587	993,581	4,021,358
Write down	-	-	(1,435,660)	-	-	-	-	-	(1,435,660)	-
Balance, beginning of year	3,441,092	111,893	1,494,595	35,473	11,675	36,337	2,300,379	352,938	7,784,382	3,763,023
Balance, end of year	$3,544,085	$143,489	$75,000	$35,473	$13,889	$63,737	$3,099,105	$367,525	$7,342,303	$7,784,381

Costs summary
Acquisition	$69,257	$-	$75,000	$-	$-	$-	$187,123	$3,393	$334,773	$334,773
Exploration	$3,474,828	$143,489	$-	$35,473	$13,889	$63,737	$2,911,982	$364,132	$7,007,530	$7,449,608

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

6.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In September 2007, the Company optioned a 60% interest in La Cruz Property to a company which undertook to make cash payments to the Company totaling US $300,000 (40,000 received) and spend US $450,000 on the property over a period of three years. The agreement was terminated in 2008.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000.  In April 2007 and July 2007, the Company paid $9,754 to bring the property into good standing with the Mexican authorities and paid $15,000 to complete the acquisition.

In May 2007 and amended October 2007, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 and 150,000 shares respectively to the Company over a period of three years from when the company lists its shares on a stock exchange.  As of November 30, 2009 the shares have not been listed on the stock exchange or been received.

7.

PROPERTY AND EQUIPMENT

	NOVEMBER 30, 2009
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$71,340	$38,001	$33,339
Vehicles	91,416	44,659	46,757
Land	18,917	-	18,917

	$181,673	$82,660	$99,013

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

7.

PROPERTY AND EQUIPMENT (continued)

	AUGUST 31, 2009
		ACCUMULATED
	COST	AMORTIZATION	NET
Equipment	$71,117	$36,758	$34,359
Vehicles	91,415	40,491	50,924
Land	18,917	-	18,917

	$181,449	$77,249	$104,200

8.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

	NUMBER OF SHARES	AMOUNT

Balance, August 31, 2007	60,754,037	18,905,829

Issued for options exercised	180,000	45,000
Fair value of options allocated to shares on exercise	-	182,954

Balance, August 31 and November 30, 2009	60,934,037	$19,133,783

a)

Outstanding Warrants

As at November 30, 2009, the Company had no share purchase warrants outstanding.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

8.

SHARE CAPITAL (Continued)

b)

Stock Options

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, August 31, 2008	4,925,000	$0.36
Expired	(430,000)	0.36
Granted	1,150,000	0.10
Cancelled	(175,000)	0.38
Balance, August 31, 2009	5,470,000	$0.31
Expired	(515,000)	0.30
Balance, November 30, 2009	4,955,000	$0.31

The following summarizes information about stock options outstanding at November 30, 2009:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

4,955,000	2.29 years	$0.31	4,955,000	$0.31

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2008	$ 1,511,676
Stock options granted	57,507

Balance, August 31, and November 30, 2009	$ 1,569,183

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Unaudited – prepared by management)

9.

RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $30 (2008 - $nil) due to a company controlled by a director.

b)

During the three months ended November 30, 2009, the Company paid $30,000 (2008 - $30,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the three months ended November 30, 2009, the Company paid $11,426 (2008 - $13,893) in respect of office and administration costs to a management company controlled by a director of the Company.

d)   During the three months ended November 30, 2009, the Company paid $15,000 (2008 - $15,000) in consulting fees to a director of the Company.

10.

SUBSEQUENT EVENTS

On December 14, 2009, the Company announced an amendment to a private placement previously announced October 5, 2009.  The total number of units was increased from 20,000,000 to 25,000,000 units at a price of $0.15 per unit.  Each unit will consist of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  Finder’s fees of 8% cash and 8% warrants having the same terms as the warrants under the units may be paid. The financing is subject to regulatory approval.

The Company closed the first tranche of the private placement on January 22, 2010 issuing 12,641,466 shares and 6,320,733 warrants for total consideration of $1,896,220.